

Mail Stop 3720

June 15, 2017

R. Stewart Ewing, Jr.
Chief Executive Officer
CenturyLink, Inc.
100 CenturyLink Drive
Monroe, Louisiana 71203

> **Re:** **CenturyLink, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-07784**

Dear Mr. Ewing:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications